

January 4, 2022

Dinggui Yan
Chief Executive Officer
Jiayin Group Inc.
18th Floor, Building No. 1
Youyou Century Plaza
428 South Yanggao Road
Pudong New Area, Shanghai 200122
People's Republic of China

Re: Jiayin Group Inc.
Form 20-F for the fiscal year ended December 31, 2020
Filed April 30, 2021
File No. 001-38806

Dear Mr. Yan:

We have reviewed your December 17, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 19, 2021 letter.

Form 20-F for the fiscal year ended December 31, 2020

Item 3. Key Information, page 4

1. We note your response to prior comment 4. Please disclose the rollfoward of the investment in subsidiaries and VIEs together with the "VIE Consolidation Schedule" previously provided in response to comment 7 of our September 20, 2021 letter in Item 3. Key Information—A. Selected Financial Data.

Risk Factors, page 6

2.   We note your response to prior comment 5. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and update your disclosure to reflect that pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

     You may contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Finance